May 31, 2019

VIA EDGAR

Attn: Mr. Ken Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington DC 20549

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) File Nos. 333-172947 and 811-22534

Dear Mr. Ellington:

     The purpose of this letter is to respond to oral comments received by the Funds from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 29, 2019, regarding the Fund’s Annual Report for the period ended March 31, 2018, filed on Form N-CSR on May 31, 2018.

     For your convenience, the Staff’s comments have been reproduced in bold typefaces and are immediately followed by the Fund’s responses.

1	.	Staff Comment:	Please disclose end of period interest rate for money market funds

(See Rule 12-12, footnote 4 of Reg S-X);

Response: The Fund will disclose end of period interest rate for money market funds in future filings and has done so in its N-CSR filed on May 31, 2019.

2	.	Staff Comment:	Note 2 to financials- as to investments in REITS, add disclosure as to how REIT distributions are estimated between income and return of capital;

Response: The Fund will add disclosure as to how REIT distributions are estimated between income and return of capital in all future filings and has done so in its N-CSR filed on May 31, 2019.

3	.	Staff Comment:	Note 2- All private REITS are valued using NAV- confirm all private

REITS are an investment company within ASC 946, which is required to use NAV as practical expedient under ASC 820.

Response: The Fund confirms that all private REITS are investment companies within ASC 946, which is required to use NAV as practical expedient under ASC 820.

4	.	Staff Comment:	Note 3- Describe fees paid by advisor to sub-advisors- it is in the prospectus and needs to also be in financial statements. It is handled properly in Real Assets
Annual Report;

Response: In its N-CSR filed on May 31, 2019, the Fund enhanced its disclosures related to the amount paid by the Adviser to the Sub-Advisers and added language describing the range of actual fee rates paid to sub-advisers and the total fees accrued to each sub-adviser during the fiscal year.

5	.	Staff Comment:	Item 4, E-2 (b) and (c)- Shouldn’t the 100% actually be zero? This is a confusing section, but the form is asking for situations where the pre-approval was waived. The 100% seems like situations where approvals were obtained.

Response: In its N-CSR filed on May 31, 2019, the Fund has indicated the following:

(e)(2) The percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X are as follows:

(b)	0%
(c)	0%
(d)	N/A

6. Staff Comment:	Need to use the new form N-CSR that went effective on 8/1/2017. See

Investment Company Reporting Modernization FAQ #2;

Response: The Fund will use the new form N-CSR that became effective August 1, 2017 for all future filings and has done so for its N-CSR filed on May 31, 2019.

7	.	Staff Comment:	Amended Form N-CSR-S was filed using incorrect EDGAR form.

Need to use N-CSR –A form when filing amended semi-annual reports;

Response: The Fund will use Form N-CSR –A when filing amended reports in the future.

* * *

     In connection with these responses to the Staff’s comments, the Fund hereby acknowledges the following:

  the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to any filing; and
  the Fund may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that these revised disclosures have adequately addressed your concerns. If you have any questions, please call me at (303) 694-6555 or Mr. William Fuhs, President of the Fund, at (303) 895-3773.

Best Regards,

/s/ John Gordon
Chief Financial Officer

cc:	William Fuhs, President Steve Andersen, CCO / COO
Versus Capital Multi-Manager Real Estate Income Fund LLC Versus Capital Real Assets Fund LLC